February 7, 2019	Registration Statement Nos. 333-222672 and 333-222672-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$40,000

Bearish Knock-Out Notes Linked to the S&P 500® Index due January 29, 2021

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes provide limited bearish exposure to the S&P 500® Index, which we refer to as the Index. The notes are designed for investors who seek a positive return at maturity based on depreciation of the Index of not more than 30.00% over the term of the notes.
•	The notes are also designed for investors who are willing to accept a fixed return of 5.00% at maturity if the Index has depreciated by more than 30.00% over the term of the notes and are willing to receive only the principal amount of their notes at maturity if the Index has appreciated or is flat over the term of the notes.
•	Investors should be willing to forgo interest and dividend payments, while seeking full repayment of principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The purpose of this reopening supplement is to offer additional notes with an aggregate principal amount of $40,000, which we refer to as the “reopened notes.” $952,000 aggregate principal amount of notes were originally issued on January 31, 2019, which we refer to as the “original notes.” The reopened notes will constitute a further issuance of, and will be consolidated with and form a single tranche with, the original notes.
•	The reopened notes will have the same CUSIP as the original notes and will trade interchangeably with the original notes. References to the “notes” will collectively refer to the reopened notes and the original notes. After the issuance of the reopened notes, the aggregate principal amount of the outstanding notes of this tranche will be $992,000.
•	The reopened notes priced on February 7, 2019 (the “Reopening Pricing Date”) and are expected to settle on or about February 12, 2019.
•	CUSIP: 48130WC58

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-3 of this reopening supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this reopening supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$2.50	$997.50
Total	$40,000	$100	$39,900

(1) See “Supplemental Use of Proceeds” in this reopening supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $2.50 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the reopened notes on the Reopening Pricing Date was $985.10 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this reopening supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Reopening Supplement No. 1 to pricing supplement to product supplement no. 3-I dated April 5, 2018, underlying supplement no. 1-I dated April 5,
2018 and the prospectus and prospectus supplement, each dated April 5, 2018

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P 500® Index (Bloomberg ticker: SPX)

Downside Participation Rate: 100.00%

Knock-Out Value: 70.00% of the Initial Value, which is 1,892.87

Fixed Amount: $50.00 per $1,000 principal amount note

Pricing Date: January 31, 2019

Reopening Pricing Date: February 7, 2019

Reopening Issue Date (Settlement Date): For the reopened notes, on or about February 12, 2019

Observation Date*: January 26, 2021

Maturity Date*: January 29, 2021

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Payment at Maturity:

If the Final Value is greater than or equal to the Initial Value, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Initial Value but is greater than or equal to the Knock-Out Value, at maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount.

If the Final Value is less than the Knock-Out Value, at maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Fixed Amount.

You are entitled to repayment of principal in full at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

Additional Amount: The Additional Amount payable at maturity per $1,000 principal amount note will equal:

$1,000 × Bearish Index Return × Downside Participation Rate

Bearish Index Return:

(Initial Value – Final Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date, which was 2,704.10

Final Value: The closing level of the Index on the Observation Date

PS-1 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical payment at maturity on the notes linked to a hypothetical Index. The hypothetical payments set forth below assume the following:

•	an Initial Value of 100.00;
•	a Downside Participation Rate of 100.00%;
•	a Knock-Out Value of 70.00% of the Initial Value; and
•	a Fixed Amount of $50.00 per $1,000 principal amount note.

As used in this section, the Index Return is equal to (Final Value – Initial Value) / Initial Value. The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value. The actual Initial Value is the closing level of the Index on the Pricing Date and is specified under “Key Terms — Initial Value” in this reopening supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this reopening supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Bearish Index Return	Additional Amount	Fixed Amount	Payment at Maturity
180.00	80.00%	-80.00%	N/A	N/A	$1,000.00
165.00	65.00%	-65.00%	N/A	N/A	$1,000.00
150.00	50.00%	-50.00%	N/A	N/A	$1,000.00
140.00	40.00%	-40.00%	N/A	N/A	$1,000.00
130.00	30.00%	-30.00%	N/A	N/A	$1,000.00
120.00	20.00%	-20.00%	N/A	N/A	$1,000.00
110.00	10.00%	-10.00%	N/A	N/A	$1,000.00
105.00	5.00%	-5.00%	N/A	N/A	$1,000.00
102.50	2.50%	-2.50%	N/A	N/A	$1,000.00
100.00	-0.00%	0.00%	N/A	N/A	$1,000.00
95.00	-5.00%	5.00%	$50.00	N/A	$1,050.00
90.00	-10.00%	10.00%	$100.00	N/A	$1,100.00
80.00	-20.00%	20.00%	$200.00	N/A	$1,200.00
70.00	-30.00%	30.00%	$300.00	N/A	$1,300.00
69.99	-30.01%	30.01%	N/A	$50.00	$1,050.00
60.00	-40.00%	40.00%	N/A	$50.00	$1,050.00
50.00	-50.00%	50.00%	N/A	$50.00	$1,050.00
40.00	-60.00%	60.00%	N/A	$50.00	$1,050.00
30.00	-70.00%	70.00%	N/A	$50.00	$1,050.00
20.00	-80.00%	80.00%	N/A	$50.00	$1,050.00

PS-2 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index

The following graph demonstrates the hypothetical payments at maturity on the notes at maturity for the Index Returns detailed in the table above (-50% to 50%). We cannot give you assurance that the performance of the Index will result in a payment at maturity in excess of $1,000.00 per $1,000 principal amount note.

How the Notes Work

Positive Return Scenarios:

If the Final Value is less than the Initial Value but is greater than or equal to the Knock-Out Value, investors will receive at maturity the $1,000 principal amount plus the Additional Amount, which is equal to $1,000 times the Bearish Index Return times the Downside Participation Rate of 100.00%. An investor will realize the maximum payment at maturity at a Final Value at 70.00% of the Initial Value.

•	If the closing level of the Index decreases 5.00%, investors will receive at maturity a 5.00% return, or $1,050.00 per $1,000 principal amount note.

If the Final Value is less than the Knock-Out Value, investors will receive at maturity a cash payment, for each $1,000 principal amount note, of $1,000 plus the Fixed Amount of $50.00 per $1,000 principal amount note.

•	If the closing level of the Index decreases 50.00%, investors will receive at maturity a 5.00% return, or $1,050.00 per $1,000 principal amount note.

Par Scenario:

If the Final Value is greater or equal to than the Initial Value, investors will receive at maturity the principal amount of their notes.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

•	THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If the Final Value is greater than or equal to the Initial Value, you will receive only the principal amount of your notes at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	THE NOTES ARE BEARISH ON THE INDEX —

Because the notes are bearish on the Index, your return on the notes will not benefit from any appreciation of the Index over the term of the notes.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE KNOCK-OUT VALUE AND THE FIXED AMOUNT —

If the Final Value is less than the Initial Value but is greater than or equal to the Knock-Out Value of 70.00% of the Initial Value, you will receive at maturity $1,000 plus an additional return equal to the Bearish Index Return times the Downside Participation Rate.

PS-3 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index

Under these circumstances, the maximum payment at maturity is $1,300.00 per $1,000 principal amount note.  However, you will not benefit from the Bearish Index Return or the Downside Participation Rate if the Final Value is greater than or equal to the Initial Value or is less than the Knock-Out Value.  In addition, if the Final Value is less than the Knock-Out Value, the payment at maturity for each $1,000 principal amount note will be limited to $1,000 plus the Fixed Amount, regardless of the depreciation of the Index, which may be significant.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX,

but JPMorgan Chase & Co. will not have any obligation to consider your interests in taking any corporate action that might affect the level of the Index.

•	YOU MAY RECEIVE A LOWER RETURN IF THE FINAL VALUE IS LESS THAN THE INITIAL VALUE BUT IS GREATER THAN OR EQUAL TO THE KNOCK-OUT VALUE THAN IF THE FINAL VALUE WERE LESS THAN THE KNOCK-OUT VALUE —

If the Final Value is less than the Initial Value but is greater than or equal to the Knock-Out Value and the Bearish Index Return is less than 5.00%, the Additional Amount will be less than the Fixed Amount you would have received at maturity if the Final Value were less than the Knock-Out Value.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this reopening supplement.

PS-4 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this reopening supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this reopening supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this reopening supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-5 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index

The Index

The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see “Equity Index Descriptions — The S&P U.S. Indices” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 3, 2014 through February 1, 2019. The closing level of the Index on February 7, 2019 was 2,706.05. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Observation Date. There can be no assurance that the performance of the Index will result in a payment at maturity in excess of your principal amount.

Treatment as Contingent Payment Debt Instruments

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments,” in the accompanying product supplement no. 3-I. The reopened notes will be treated as part of the same issue as the original notes for U.S. federal income tax purposes. As a result, you will acquire the reopened notes with a basis different from their “adjusted issue price,” which at any given time is the original issue price of the original notes increased by any interest income previously includible in the gross income of any investor, and decreased by the projected amount of any payments (in accordance with the projected payment schedule described below) previously made with respect to the notes. Unlike a traditional debt instrument that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, our special tax counsel, Davis Polk & Wardwell LLP, is of the opinion that the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note (taking into account the adjustments described below). You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the Additional Amount is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. For purposes of determining the amount of interest you are required to include in your income each year, these amounts must be adjusted as described below.

PS-6 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index

Because you are acquiring the reopened notes for an amount different from their adjusted issue price, you will generally be required to reduce or increase your interest income on the notes to account for the difference between your basis in your reopened note and its adjusted issue price at the time you acquire it. You should consult your tax adviser with respect to these adjustments. Accordingly, you will be required to determine reasonably the extent to which the difference between your basis in a reopened note and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. You must (i) make positive or negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates as described above and/or (ii) make positive or negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize upon the date of a projected payment to the extent of amounts allocated to a change in expectations as to the amount of that projected payment as described above. Adjustments allocated to the interest amount are made on the date the daily portion of interest accrues. You should consult your tax adviser with respect to these adjustments.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”).  In light of the bearish economics of the notes, payment on the notes to Non-U.S. Holders will not be subject to Section 871(m).

Withholding under legislation commonly referred to as “FATCA” may apply to the payment on your notes at maturity, as well as to the gross proceeds of a sale or other disposition of a note prior to maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes with a Term of More than One Year — Notes Treated as Contingent Payment Debt Instruments”) in the accompanying product supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 2.97%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,060.25. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon the original issue date and price and our determination of the comparable yield and projected payment schedule. Because you are buying your notes on a date later than the original issue date, you will have different accruals. You should consult your tax advisor regarding the consequences of purchasing notes in this reopening.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
February 5, 2019 through December 31, 2019	$26.99	$26.99
January 1, 2020 through December 31, 2020	$30.73	$57.72
January 1, 2021 through January 29, 2021	$2.53	$60.25

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes. The amount you actually receive at maturity or earlier sale or

PS-7 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index

exchange of your notes will affect your income for that year, as described above under “Treatment as Contingent Payment Debt Instruments.”

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this reopening supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this reopening supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this reopening supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this reopening supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this reopening supplement for an illustration of the risk-return profile of the notes and “The Index” in this reopening supplement for a description of the market exposure provided by the notes.

PS-8 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this reopening supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Reopened Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the reopened notes offered by this reopening supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the reopened notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on March 8, 2018.]

Additional Terms Specific to the Notes

You should read this reopening supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This reopening supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 3-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004518/dp87527_424b2-ps3i.pdf
•	Underlying supplement no. 1-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004514/crt_dp87766-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this reopening supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-9 | Structured Investments Bearish Knock-Out Notes Linked to the S&P 500® Index